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Exhibit 99(e)(9)

EMPLOYMENT AGREEMENT

        THIS EMPLOYMENT AGREEMENT, made as of the 15th day of October, 2003 by and between THE WISER OIL COMPANY, a Delaware corporation (the "Company"), and Matthew A. Eagleston, 924, Rush Creek Road, Keller, Texas 76248.

WITNESSETH:

        WHEREAS, the Company is a Delaware corporation operating in the United States and Canada as an independent company engaged in exploration, development, production and acquisition of crude oil and natural gas reserves;

        WHEREAS, The Company has decided to promote Employee to the position of President of its domestic operations and enter into this agreement; and

        NOW, THEREFORE, in such capacity, the Company agrees to employ Employee, and Employee as President of domestic operations hereby agrees to be employed by the Company, upon the following terms and conditions:

ARTICLE 1
EMPLOYMENT

        1.01 Office. Employee is here by employed as President of the Company and in such capacity shall use his best energies and abilities in the performance of his duties hereunder and in the performance of such other duties as may be assigned to him from time to time by the Board of Directors of the Company (the "Board") and the Chief Executive Officer of the Company.

        1.02 Term. Subject to the terms and provisions of Article 2 hereof, Employee shall be employed by the Company for a period of one year in such capacity, commencing on the date of this Employment Agreement.

        The Company may, at its sole discretion, offer to renew or extend this Agreement for a further one-year term at such terms and conditions as may be agreed upon by the parties. The Company agrees that notice of intention to renew shall be given to Employee at least thirty (30) days prior to the end of the term.

        1.03 Base Salary. During the terms of Employee's employment hereunder, compensation shall be paid to Employee by the Company at the rate of $175,000 per annum (the "Base Salary"), payable biweekly. The Board may increase the rate of compensation to be paid to Employee at any time based upon Employee's contribution to the success of the Company and on such other factors as the Board shall deem appropriate.

        1.04 Employee Benefits. At all times during the term of Employee's employment hereunder, Employee shall: (a) be covered by such major medical or health benefit plans and pension and other employee benefit plans and other fringe benefits as are available generally to the other executive employees of the Company; (b) receive reimbursement for all properly substantiated business expenses; (c) be entitled to 4 weeks paid vacation and such holidays and sick days as are available to other executive employees of the Company; and (d) be entitled to participate in the Company stock option plan. The compensation provided to Employee hereunder shall not affect his right to participate in the pension plan, the savings plan, and similar plans or any other employee benefit plans of the Company if under the terms thereof Employee could be eligible without regard to this Agreement.

ARTICLE 2
TERMINATION

        2.01 Illness, Disability. If during the term of Employee's employment hereunder Employee shall be prevented, in the Company's judgement, from effectively performing all his duties hereunder by reason of illness or disability, then the Company may on 90 days' written notice terminate Employee's employment hereunder. Upon delivery to Employee of such notice, together with payment of any salary accrued under Article 1.03 hereof, Employee's employment and all obligations of the Company under Article 1 hereof, shall forthwith terminate.

        2.02 Death. If Employee dies during the term of his employment hereunder, Employee's employment hereunder shall terminate and all obligations of the Company hereunder, other than any obligations with respect to the payment of accrued and unpaid salary under Article 1.03 and accrued and unpaid employee benefits under Article 1.04 hereof, shall terminate.

        2.03 Company Termination for Cause. If the Company determines that Employee has repeatedly failed to perform his duties hereunder after written notice of such failure from the Company to Employee, has committed a violation of any of the agreements, covenants, terms or conditions hereunder or has engaged in conduct which has injured or would injure the business or reputation of the Company or otherwise adversely affect its interests or committed acts or omissions which would be considered cause at law, then, and in such event, the Company may, upon immediate written notice to Employee, terminate Employee's employment hereunder. Upon such termination, Employee shall be entitled to any salary accrued under Article 1.03 and any employee benefits accrued under Article 1.04 hereof to date of termination of employment and any of the Company's obligations under Article 1 or otherwise shall forthwith terminate.

        2.04 Company Termination Without Cause. The Company may terminate the employment of Employee and this Agreement, without cause, by providing Employee with written notice of the termination of this Agreement and the employment to Employee. Upon provision of the written notice, Employee is entitled to receive two year's Base Salary.

        2.05 Change in Control. (a) If Employee's employment with the Company is terminated by the Company or by Employee for any reason other than illness, disability or death of Employee within twelve months following a Change in Control of the Company, Employee shall be paid, within 30 days following such termination, an amount in cash equal to the sum of (i) Employee's Base Salary of at the time of his termination of employment multiplied by two; and (ii) the amount equal to the premium cost of other amount paid by the Company during the one-year period preceding Employee's termination of employment to provide Employee with life, health, disability insurance benefits and the use of an automobile for such year. If Employee's employment with the Company is terminated under circumstances in which the provisions of this Section 2.05(a) and Section 2.04 are applicable, the provision of this Section 2.05(a) shall control with respect to the amounts payable to Employee as a result of such termination.

          (a)   For purposes of this Article 2.05, the following terms shall have the following meanings:

            (1)   The term "Person" shall have the broadest meaning reasonably anticipated, including a corporation, partnership, trust or other business entity.

            (2)   "Beneficial Ownership" shall have the meaning as ascribed thereto in the corporation for profit statutes of the State of Delaware.

            (3)   "Voting Shares" shall mean all securities of the Company entitling the holders thereof to vote in an annual election of Directors (without consideration of the fights of any class of stock other than the Common Stock to elect Directors by a separate class vote); and a specified percentage of "Voting Power" of the Company shall mean such number of the

    Voting Shares as shall enable the holders thereof to cast such percentage of all the votes which could be cast in an annual election of directors (without consideration of the fights of any class of stock other than the Common Stock to elect Directors by a separate class vote).

            (4)   "Tender Offer" shall mean a tender offer or exchange offer to acquire securities of the Company (other than such an offer made by the Company or any subsidiary), whether or not such offer is approved by or opposed by the Board.

            (5)   "Change in Control" shall mean the date upon which any of the following events occurs:

              (A)  The Company acquires actual knowledge that any Person other than the Company, a subsidiary or any employee benefit plan(s) sponsored by the Company has acquired the Beneficial Ownership, directly or indirectly, of securities of the Company, subsidiary or affiliate of the Company entitling such Person to 25% or more of the Voting Power of the Company, subsidiary or affiliate of the Company.

              (B)  A Tender Offer is made to acquire securities of the Company pursuant to which the holders of voting shares equal to 50% or more of the Voting Power of the Company tender their securities for purchase, or Voting Shares are first purchased pursuant to any other Tender Offer;

              (C)  At any time less than 60% of the members of the Board shall be individuals who were either (i) Directors on the effective date of this Agreement or (ii) individuals whose election or nomination for election, was approved by a vote (including a vote approving a merger or other agreement providing the membership of such individuals on the Board) of a least two-thirds of the Directors then still in office who were Directors on the effective date of this Agreement or who were so approved;

              (D)  The stockholders of the Company shall approve an agreement or plan (a "Reorganization Agreement") providing for the Company to be merged, consolidated or otherwise combined with, or for all or substantially all its assets or stock to be acquired by, another corporation, as a consequence of which the former stockholders of the Company will own, immediately after such merger, consolidation, combination, or acquisition, less than a majority of the Voting Power of such surviving or acquiring corporation or the parent thereof; or

              (E)  The stockholders of the Company shall approve any liquidation of all or substantially all of the assets of the Company or any distribution to security holders of assets of the Company having a value equal to 30% or more of the total value of all the assets of the Company.

          (b)   The Company agrees to pay the fees and expenses of counsel for Employee incurred by Employee arising in connection with Employee's enforcement or preservation of his right to collect the Change in Control payment described in Article 2.05.

        2.06 Employee Benefits. Termination of Employee's employment as provided in this Article shall not affect Employee's rights and Employee benefit plans of the Company if under the terms thereof Employee could be eligible without regard to this Agreement.

        2.07 Employee Termination. Employee may terminate his employment and this Agreement by providing the Company with 14 days written notice of termination.

ARTICLE 3
EMPLOYEE'S CONVENANTS AND AGREEMENTS

        3.01 Non-Disclosure of Confidential Information. Employee agrees to hold and safeguard Confidential Information in trust for the Company, its successors and assigns and agrees that he shall not, without the prior written consent of the Company, misappropriate or disclose or make available to anyone for use outside the Company's organization at any time, either during his employment with the Company or subsequent to the termination of his employment with the Company for any reason, including without limitation termination by the Company for cause, and of the Confidential Information, whether or not developed by Employee, except as required in the performance of Employee's duties to the Company or as otherwise required by order of Court. "Confidential Information" as used herein includes information concerning the Company's revenues, volume, business methods, proposals, identity of customers and prospective customers, amount or kind of customer's purchase from the Company, location or reserves and information concerning geology, the Company sources of supply, vendors of equipment and material, the Company "s computer programs, system documentation, special hardware, product hardware, related software development, the Company's manuals, formulae, processes, methods, machines, compositions, ideas, improvements, inventions or other confidential or proprietary information belonging to the Company or relating to the Company affairs.

        3.02 Duties. Employee agrees to be a loyal employee of the Company. Employee agrees to devote his best efforts full time (subject to the right to receive vacations and subject to absences on account of temporary illnesses as provided herein) to the performance of his duties for the Company, to give proper time and attention to furthering the Company's business, and to comply with all rules, regulations and instruments established or issued by the Company. Employee further agrees that during the term of this Agreement, Employee shall not, directly or indirectly, engage in any business or activity which would detract from Employee's ability to apply his best efforts to the performance of his duties hereunder. Employee also agrees that he shall not usurp any corporate opportunities of the Company. Employee agrees that during Employee's employment hereunder he shall not acquire for his own benefit, any oil and gas royalties or working interests.

        3.03 Return of Materials. Upon the termination of Employee's employment with the Company for any reason, including without limitation termination by the Company for cause, Employee shall promptly deliver to the Company all correspondence, drawings, blueprints, manuals, letters, memoranda, notes, notebooks, records, reports, flowcharts, programs, proposals and any documents concerning the Company's customers or concerning products or processes used by the Company and, without limiting the foregoing, will promptly deliver to the Company any and all other documents or materials containing or constituting Confidential Information.

        3.04 Non-Solicitation of Employees. Employee agrees that, during his employment with the Company and for 2 years following termination of Employee's employment with the Company, including without limitation termination by the Company for cause, Employee shall not, directly or indirectly, solicit or induce, or attempt to solicit or induce, any employee of the Company to leave the Company for any reason whatsoever, or hire any employee of the Company.

ARTICLE 4
MISCELLANEOUS

        4.01 Authorization to Modify Restrictions. It is the intention of the parties that the provisions of Article 3 hereof shall be enforceable to the fullest extent permissible under applicable law, but that the unenforceability (or modification to conform to such law) of any provision or provisions hereof shall not render unenforceable, or impair, the remainder thereof. If any provision or provisions hereof shall be deemed invalid or unenforceable, either in whole or in part, this Agreement shall be deemed amended to delete or modify, as necessary, the offering provision or provisions and to alter the bounds thereof in order to render it valid and enforceable.

        4.02 Tolling Period. The non-solicitation obligation contained in Article 3 hereof shall be extended by the length of time during which Employee shall have been in breach of any of the provisions of such Article 3.

        4.03 Entire Agreement. This Agreement represents the entire agreement of the parties and may be amended only in writing signed by each of them.

        4.04 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Texas.

        4.05 Agreement Binding. The obligations of employee under this Agreement shall continue after the termination of his employment with the Company for any reason, and shall be binding on his heirs, executors, legal representatives and assigns and shall inure to the benefit of any successors and assigns of the Company.

        4.06 Counterparts, Section Headings. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. The section headings of this Agreement are for convenience of reference only and shall not affect the construction or interpretation of any of the provisions hereof.

        4.07 Waiver. The failure of either party at any time or times to require performance of any provisions hereof shall in no manner affect the right at a later time to enforce such provisions thereafter. No waiver by either party of the breach or covenant contained in this Agreement, whether by conduct or otherwise, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such breach or waiver of the breach of any other term or covenant contained in this Agreement.

        4.08 Notice. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage paid:

          (a)   If to the Company:

      The Wiser Oil Company
      8115 Preston Road
      Suite 400
      Dallas, TX 75225

          (b)   If to Employee:

      Matthew A. Eagleston
      924, Rush Creek Road
      Keller, Texas 76248.

        IN WITNESS WHEREOF, the parties hereto have executed this Agreement or caused this Agreement to be executed as of the day and year first above written.

/s/ VAN OLIVER Witness	/s/ MATTHEW A. EAGLESTON Matthew A. Eagleston
THE WISER OIL COMPANY
/s/ GEORGE K. HICKOX George K. Hickox, Chief Executive Officer

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EMPLOYMENT AGREEMENT